10SB12G

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
                             Under Section 12(g) of
                     The Securities and Exchange Act of 1934

                       FIRST FLORIDA COMMUNICATIONS, INC.
                 (Name of Small Business Issuer and Its Charter)

           Florida                                               65-0662159
(State or Other jurisdiction of                                 (IRS Employer
Incorporation or Organization)                               Identification No.)

                5625 South University Drive, Davie, Florida 33328
               (Address of Principal Executive Offices / Zip Code)

                                 (954) 252-9577
                           (Issuer's Telephone Number)

Securities to be registered under Section 12(g) of the Act:

COMMON STOCK, PAR VALUE $.0001                   OVER THE COUNTER BULLETIN BOARD
(Title of each Class to be so Registered)        Name of Each Exchange on which
                                                 Each Class to be Registered

                           FORWARD LOOKING STATEMENTS

         First Florida Communications, Inc. cautions readers that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 10-SB or that are otherwise made by or on behalf of the Company. For this purpose, any statements contained in the Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements. These statements include, without limitation, statements relating to the Company's growth and business strategies, regulatory matters affecting the Company, other plans and objectives of the Company, management for future operations and activities, expansion and growth of operations and other such matters. The words "believes,.' "expects," "intends," "strategy," "considers" or "anticipates" and similar expressions identify forward-looking statements. The Company does not undertake to update, revise or correct any of the forward-looking information.

                                     PART I

ITEM 1.  DESCRIPTION OF THE BUSINESS.

         First Florida Communications, Inc. (the "Company" or FFCI) is a multi-faceted communications and marketing company. The company is divided into separate operating divisions. The divisions are (a) AMERICAN WIRELESS, INC. a wireless cable television company serving Southern Utah. This division has a cable television subscriber base of approximately 1900 residential homes. The company has been in business for 6 (six) years. (b) PARADISE PAGING AND CELLULAR a retail operation currently consisting of five locations in Florida and Utah. The division sells pagers, cellular phones, accessories, repair services, and air time to the local consumer. Markets. The company has been in business for four years. (c) LAN SOURCE a provider of networking and internet services to both commercial and individual customers. The company provides installation and service contracts in Southern Utah. The company is three years old. (d) SUMMIT MEDIA AND PRODUCTION This division was formerly known as Summit Advertising Group but was reformed via Summit Media and Production, Inc. This new entity will focus primarily on media production for T.V. and radio commercials. As FFCI became more involved with full service advertising, infomercial production and sales, and the Catalog Channel, it made a business decision to restructure its advertising division. The preexisting Summit Advertising Group, Inc. was resold back to the original parties for what FFCI paid for it. This new entity was filed with the State of Florida in August, 1999. This new division provides commercial and infomercial productions for the business community. The company writes, films, produces, and places radio, television, and print advertising for business. This division will be responsible for media production for "the Catalog Channel". (e) SPECIALIZED MOBILE RADIO (SMR) this division sells and repairs two way radios, and provides air time to commercial clients in Dade and Broward county Florida. The SMR's have been generating minimal revenues since 1996. The Company entered into a joint venture agreement with the Henely Group, Inc. on or about June 11, 1998, for the development of remote monitoring device for cardiac patients. The venture dissolved due to the lack of the SMR equipment manufacturers from developing and producing a portable receiver transmitter unit. The Company acquired 9 separate partnerships collectively known as "the Alliance" which were purchased separately for the amount of $200,000 per site specific license paid in the form of company stock at the rate of $7.00 per share. (Attached) (f) MB BROADCASTING An eleven year old advertising and media production company serving the Western United States. (g) THE CATALOG CHANNEL a developmental stage company that will become an internet- cable television- 24 hour shopping channel. The Company entered into a contractual agreement with Jones Space Holdings to lease SATCOM3 Transponder 20 for the next five years. (Attached) The Company entered into a contractual agreement with Tiger eye, Inc., a television broadcast company, which will provide coverages ranging from 6hrs. to 24hrs. seven days per week to its individual affiliate stations with approximately 5.2 million households in the corresponding viewing areas. (Attached) The first on air broadcasts began in September, 1999.(Attached) The Company has entered into a contractual agreement with The Video Catalog Channel which will provide a guaranteed revenue of $40,000.00 per month. (Attached)

         The company believes that the future of the company will be dependant on the success of "the Catalog Channel" and the division which supports its growth, Summit Media and Production. The company (FFCI) will determine the future of Paradise Cellular and Paging, SMR, American Wireless, Inc., and MB Broadcasting within the next twelve months. The LanSource acquisition has been recinded by FFCI for the return of the original stock given and has received equitable value in the form of services and merchandise for any revenues invested by FFCI during its time of ownership. (Attached)

BACKGROUND:

         The Articles of Incorporation were filed on April 1, 1996, in the State of Florida as a Florida Corporation by the incorporators: Paul Richard Bell, Jr. and Richard P. Greene and an experienced team of engineering, technical, and marketing professionals to enter into the communications industry. The Company had acquired the rights to a group of 220 MHZ Specialized Mobile Radio licenses in 30 cities throughout the United States to provide two-way radio communications. FOCI has expanded its operations to include wireless cable television, paging and cellular retail stores, advertising, media production, and business communications and Internet operation solutions. In 1999, the Company launched a 24-hour television shopping network "The Catalog Channel."

DIVISIONS AND SERVICES:

         The Company's services are varied and are carried out through the diverse operating divisions within the Company with each division being a separate subsidiary. The divisions within the company are the following:

ENTITY                   DATE ACQUIRED      COST/STOCK-SHARES      ASSUMT. DEBT
-------------------------------------------------------------------------------
Paradise Cellular/Paging   October, 1998     $350,000/43,750       $10,000.00
MB Broadcasting            January, 1999     $3,000,000/600,000         00.00
American Wireless          May, 1999         $7,900,000/1,200,000       00.00
Summit Advertising Group   March, 1999       $1,500,000/300,000         00.00
Catalog Channel            March, 1999       $100,000/ N/A              00.00
Lan Source                 June,  1999       $600,000/85,714            00.00

         PARADISE CELLULAR AND PAGING: This is a retail entity that sell pagers, cellular phones, does repair work, and is a reseller of paging and cellular air time. This subsidiary has 9 full time employees and is headed by Ronald Stull. The subsidiary currently has 4 stores in South Florida and one in Salt Lake City, Utah. The company anticipated opening as many as 24 stores within one year; however, the plans were changed based upon the diversion of capital to fund the Catalog Channel. The Company anticipates opening as many as three more stores within the next 12 months. The monies used to open these stores will come from FFCI revenues. FFCI had originally planned to be opening 24 stores per year based upon its franchise and business plan. With the time, energies, and investitures involved in its other divisions, FFCI has made a business decision to proceed with its Paradise division on a slower and smaller scale.

         SMR DIVISION: Provides two-way radio sales, services, and air time to commercial business. The division has the license rights to 50 220 MHZ 5-channel locations throughout the United States. At the present time, due to lack of a functioning portable radio for the commercial end user, only one 5-channel system in Miami, Florida has subscribers on line. Portables for 220 SMR MP1327 have been type accepted for production by the FCC, but due to the cost factors to supply the marketplace, the 3rd party manufactures (Midland, E F Johnson, and Securicor) have not manufactured the portable for the retail marketplace, Motorola, Inc. is manufacturing the radios for U.S. export only. FFCI is not in a financial position to become a manufacturer. It is anticipated that portable radios will be available in the future and then the Specialized Mobile Radio ("SMR") Systems will become active sources of revenue for FFCI.

         FFCI had the license rights to 70 different site locations. FFCI chose, due to an in house marketing decision, to develop only 50 sites.

         Only one SMR system is currently in retail operation with customers, The revenue a site will generate is based on a set monthly fee based on a contract of 1-2 or 3 years.

         On January 15, 1998, the Company purchased the license, equipment, and site rights for the Miami, Florida license owned by MacMillan Bell Group, Inc. for a total of 500,000 shares of company stock at $1.00 per share. The Company acquired 40 of its 220 SMR licenses from MacMillan Bell Group, Inc. on May 26, 1998, which included all equipment on the individual tower cites for a total of 3,710,526 shares of restricted common FFCI stock based on a $1.00 per share value. The principals of MacMillan Bell Group, Inc. were Paul Richard Bell, Sr. and Christina Bell, the Father and Sister of Paul Richard Bell, Jr., the President of FFCI. The Company also acquired 9 separate, individual general partnerships which were collectively known as "the Alliance" which were purchased separately for the amount of $200,000 per site specific license paid in the form of company stock at the rate of $7.00 per share. Each individual partnership had approximately 40-50 partners, none of whom were related to any company employees. All licenses acquired by the company were free of any litigation associated with the former owner nor any of the principals in the former corporations or partnerships.

         MB BROADCASTING: This media production and advertising company was acquired in 1998. They produce infomercials and a television news show for Southern Utah. The division has nine full-time employees who are media writers, graphic design artists, computer specialists and two full-time sales representatives. MB owns four television translators and brings two major television signals (Fox and NBC) into their marketplace. A television translator is defined in Section 74.731 of the FCC Rules and Regulations. (a) Television broadcast translator stations provide a means whereby the signals of television broadcast stations may be retransmitted to areas in which direct reception of such television broadcast stations is unsatisfactory due to distance or intervening terrain barriers.

         MB Broadcasting "brings In" or by means of translators "rebroadcasts" the primary signal of Major Market Television stations into the Southern Utah area. These translators have been assigned (by the FCC) call signs/call letters. The Station KDLQ-TV Channel 55 rebroadcasts the signal of KSTU-TV (FOX Salt Lake City, Utah) MB also operates KVBT-TV Channel 41 which rebroadcasts the signal of KVBC-TV (NBC Las Vegas, Nevada)

       In September, 1999, the Company signed an agreement in which MB Broadcasting would manage 4 radio stations which broadcast in the Southern Utah area along the I-15 corridor between Salt Lake City, Utah, and Las Vegas, Nevada, which doubled their gross billing of over $120,000.00 for the month of October, 1999.

         Prior to the addition of Summit Media and Production it was anticipated that MB Broadcasting would provide the production and engineering for the Catalog Channel. This is no longer the case.

         SUMMIT ADVERTISING GROUP: Summit Advertising Group is being reformed via Summit Media and Production, Inc. This new entity will focus primarily on media production for T.V. and radio commercials. As FFCI became more involved with full service advertising, infomercial production and sales, and the Catalog Channel, it made a business decision to restructure its advertising division. The preexisting Summit Advertising Group, Inc. was resold back to the original parties for what FFCI paid for it. This new entity was filed with the State of Florida in August, 1999, as SUMMIT MEDIA AND PRODUCTION, INC. This new "Summit" is currently operating out of the companies corporate headquarters in Davie, Florida, and headed by Wayne Wiggins, two time emmy award winning director.

         THE CATALOG CHANNEL: This subsidiary will be a 24-hour television shopping network featuring brand name catalogs combining the print catalog, television, and the Internet e-commerce shopper. The Catalog Channel has completed an agreement to lease a transponder on SatCom 3 which will cover North America, including Canada, the United States, and Mexico. It is anticipated that The Catalog Channel will have 20 million households on cable systems it will service within 12 months after its initial launch anticipated during the late summer or early fall of 1999.

         The Catalog Channel currently is broadcast to over 5,000,000 homes with a new agreement to reach an additional 3,000,000 homes.

         FFCI's Catalog Channel will bring to the buying public a convergence of the print catalog, the cable television home shopping experience, and Internet e-commerce business. The Catalog Channel brings to consumers brand name catalogs with the ability to run specials from the catalog and to drive people to the Internet e-commerce site with more special prices built around brand name catalog identities that consumers know and trust. By combining the catalog industry's diverse product inventory, merchandising expertise, in-place fulfillment organizations and trusted consumers' relationships with Internet-based sales tools and developing brand identity, The Catalog Channel will deliver the first complete catalog shopping experience - PRINT, TELEVISION, and ON-LINE.

         Although FFCI is developing the catalog media productions, the necessary cable operators for the number of households, and alliances with the Internet e-commerce providers, The Catalog Channel's success hinges on the three interrelated nontechnical factors which include: (1) alliances with catalog merchant partners who provide the content, (2) branding the first complete convergence of the catalog shopping experience - print, television, and on-line, and (3) a reputation for quality customer service and a safe, user-friendly shopping environment. The Catalog Channel will be well-positioned for success in the convergence of print, television, and on-line for the catalog business.

         AMERICAN WIRELESS: A Southwestern Utah provider of wireless cable television. There are currently approximately 2,000 subscribers paying an average of $30.00 per month for service. The company sells and services the subscriber needs on this 140-channel system. In the Spring of 1999, this subsidiary began a joint venture with communications giant Motorola to implement a high-speed wireless Internet delivery system. The tests and implementation as of June 23, 1999, were underway in St. George, Utah. The acquisition of American Wireless was accomplished by contractual agreements of stock transfer with individual stock holders of American Wireless. In January of 1999 we had acquired approx. 47% of American Wireless stock and by May of 1999 we had acquired approx. 92% of the total outstanding stock. (Attached you'll find the Motorola agreement between American Wireless and Motorola).

ACQUISITIONS OF OTHER COMPANIES AND/OR PRODUCT LINES:

         The Company has had, and will continue to have, discussions from time to time with potential acquisition candidates.

CUSTOMER RELATIONSHIPS:

              CUSTOMER RELATIONSHIPS

         The Company has seven distinct types of client relationship depending on the Division of the company, the customer deals with.

         1. PARADISE CELLULAR AND PAGING These customers are all retail clients who purchase goods and services through retail stores. The customers can purchase cellular phones, pagers, accessories (cases, batteries, etc.) repair services, and monthly service for new or existing pagers (Paradise is a reseller of airtime for airtime service providers such as City Beepers, Page Net, Priority Paging, Mobilcom, TSR inc., ABC Paging, Air Page, Pagenet, Alpha Net, and Pro Page. Currently the company is an authorized agent for Primco for cellular phones. The company is currently negotiating with ATT and Sprint to become a reseller.

         2. SPECIALIZED MOBILE RADIO These customers are retail clients who purchase two-way radio communication equipment, repair, and service. The customers are basically transportation, deliveries, or service providers (such as electricians, plumbers, tow trucks, etc.) The company currently is operating the Miami site only and has approximately 200 customers at a rate of $18.00 per month.

         3. AMERICAN WIRELESS This company division provides wireless cable television service to approximately 1900 subscribers in Southern Utah. The customer profile is primarily a residential client paying a monthly rate of $25.00 for basic services and additional fees for premium and pay per view channels.

         4. MB BROADCASTING This company division provides advertising and production services to business clients in Southern Utah. This division designs, writes, produces, and films multimedia advertising pieces for clients ranging from car dealerships, retail stores, and various service providers.

         5. SUMMIT MEDIA AND PRODUCTION The division is newly formed to provide programming production for "the Catalog Channel" and the general business market needing professional advertising services for commercial and infomercial media production.

         6. THE CATALOG CHANNEL the company will have relationships with the providers of products for resale over its television broadcast and with the consumer market who purchases the products shown. The consumers will be dealing directly with the product providers by way of toll free numbers or web sites. As the company grows it may produce and sell its own products to the consumers in the future. Initially the clients are infomercial providers such as Anthony Robbins, Orange Glo, Thigh Master, etc.

GOVERNMENT REGULATION:

         The Company will be subject to applicable provisions of federal and state securities laws and to regulations specifically governing the communications industry. The operations of the Company will also be subject to regulations normally incident to business operations (e.g. occupational safety and health acts, workmen's compensation statutes, unemployment insurance legislation and income tax and social security related regulations). Although the Company will make every effort to comply with applicable regulations, it can provide no assurance of its ability to do so, nor can it predict the effect of these regulations on its proposed activities.

         The Specialized Mobile Radio (SMR) and the Paradise Cellular and Paging Divisions are not only regulated by applicable state and federal laws concerning sales practices, but also by the Federal Communication Commission (FCC) rules and regulations as to the ownership and use of SMR licenses. FCCI is the owner and or manager of fifty 220-222 MHz radio service licenses. These licenses allow two way voice, data, and paging communication. On February 19, 1997, the FCC adopted the 220 MHz Third Report and Order. The FCC guidelines gives 220 MHz its operating rules and requirements, The FCC licenses that are owned by FFCI must be kept up in operating status and renewed every five years. Each license gives the location site of the antennae, the power output for the equipment, the necessary height of the antennae, and the licenses renewal date. FFCI has a designated department to keep up with its license obligations. Currently, only one license (Miami) is in full commercial operation. The other 220 MHz licenses are being kept in FCC compliance, The renewal cost for each license for a five year period is approximately $150.00 including FCC filing fees and associated legal and labor costs.

INDUSTRY AND COMPETITION:

         The communications industry continues to evolve at a phenomenal rate. Internet - online consumer spending is projected to increase from $7.8 billion in 1938 to $108 billion in 2003. The primary drivers for this growth are the increase of households with Internet access and an even greater acceptance of online shopping among consumers. The percentage of U.S. households that use the Internet has increased from l4% in 1995 to 41% in 1998.

         The Company has made a business decision to focus its time and energies on the development and growth of the Catalog Channel.

         The Company is well placed with its advertising and media production companies to enter into the television shopping industry with its new division "The Catalog Channel." The print-based catalog industry sells more than $100 billion worth of products each year to approximately 150 million consumers worldwide. Last year, in the United States, approximately 15,000 catalog merchants mailed more than 13.9 billion paper catalogs at a cost of 70 cents per delivered catalog. Over the past 35 years remote shopping offered by merchants has improved significantly, including the quality of the presentation, diversity of product selection, improvements in fraud prevention, quick delivery of product, personalization of product mix and customer service.

         In the last 10 years television shopping networks have become very important avenues for merchandise sales. In 1998, QVC had almost $2.4 billion in sales revenue and The Home Shopping Network did $1 billion in sales. Both networks were on cable television systems with approximately 70 million households each.

         The consumer demand for more television channels seems to be boundless. Wireless cable can now provide hundreds of television channels for consumers to choose from in the "digital" age. And now the wireless cable operator can deliver not only television, but data, Internet and telephony services as well,

         The catalog industry has worldwide revenues of more than $100 billion and serves more than 150 million consumers. Approximately 17,000 catalog merchants mail almost 14 billion paper catalogs in the U.S. These merchants range in size from $500 million industry giants to Whom and Pop" operations that create catalogs in their homes. In 1996, the U.S. catalog industry was evenly divided between business to business and consumer catalogs. This market tends to be highly skewed in favor of the top 200 to 300 firms, which control more than 80% of the market.

         The catalog industry has existed for many years. However, between the 1960s and 1995, a combination of demographics changes, technology improvements and government regulations caused a rapid growth in the number and quality of mail order catalogs. These factors include (1) more women working with less time to shop, (2) higher education among shoppers with greater willingness to buy at a distance, (3) computer databases, (4) credit card popularity, and (5) FTC regulations that removed fraudulent merchants. The industry continues to grow both in terms of consumer acceptance and in the markets that it reaches. Globalization has helped to create more than 9,000 catalog companies in the USA, France and Germany. Consumer direct marketing sales are forecasted to grow by 7.7% annually from 1998 to 2003 compared to US consumer sales that are forecasted to grow 5% annually.

         Marketing sector competition includes the current home shopping networks (i.e. QVC and Home Shopping Network), catalog agregators (i.e. Catalog
Site), non-specialty Internet e-commerce players, category killer commerce sites (i.e. Amazon.com) and product search engines and price comparison software.

         The SMR subsidiary is undergoing rapid change. The two way radio business (SMR) has been primarily the communication systems of choice for private service and delivery businesses and public service providers (police, fire, and ambulance). The SMR industry sold mobile and portable phones at a 20-30% retail markup and charged air time use on a contractual basis for between $15-$25 per radio per month. The cost of airtime was in the $1-$5 ranges. These rates and charges made for a profitable industry based on the number of radios and airtime sold. For example: an SMR system (1-FCC license) with 500 radios and therefore 500 air time subscribers @ $20.00 per month would have generated a monthly revenue of $10,000 gross and a net

(gross minus tower site and maintenance costs (averaging $1,500 per month) of $8,500 per month. However, in today's competitive climate, Nextel and other cellular companies are virtually giving away the radios at cost or even a loss and then charging by the minute with per minute charges as low as five cents, The communications market as far as SMR is now highly competitive and the profit margins are dropping rapidly, The future for specialized mobile radio will see net profits declining from past numbers, The question to be answered is will the cost of the SMR radios drop in price to become more competitive with Nextel and the cellular marketplace, FFCI believes SMR's will stay competitive and will continue to grow because the SMR" at $20.00 per month unlimited talk is still a better price than even 5 cents per minute being offered by the competitors. The key will be the marketing efforts on behalf of the SMR" to the business company end users and decision makers.

         The Paradise Paging subsidiary faces competition from within the paging industry itself. The retail prices of pagers continue to give the company profit margins of 30% and more (example: the most popular retail pager is the Motorola LS 550 which sells for $69.95 and the cost is $45.00). The competition for clients is focusing on the cost of air time. Paradise is a reseller of air time to the end user. IN the Paradise market place the retail price of local pager air time has declined from $12.00 per month to the current average monthly rates of $4.00 per month. The cost of local air time is between 50 cents and one dollar per month. The profit margins even though they have declined significantly are still very substantial. The future of paging continues to be both very competitive and very bright. Two way paging and the alpha numeric pagers continue to gain new market shares.

         American Wireless Inc., the wireless cable operator in Southern Utah, is faced with continuing competition. The cable industry in general due to mergers is becoming increasingly competitive and cable revenues, though increasing, are declining in net profits. The local cable television competitor is Falcon Cable which has been bought out by one of the founders of Microsoft, Paul Allen, this year, 1999. To maintain a competitive position, American Wireless must become a fully digital system. Today American Wireless is half analog and 1/2 digital. This situation cannot continue to compete on an equal basis with its competitors Digital offers over 100 channels in comparison to Analog which only offers 32. Both cable operators charge approx. the same basic fees ($25.00 per mth). Falcon Cable with its "deep pockets" continues to add to its channel selection It is questionable whether American Wireless can successfully compete in its local market place without a very large infusion of capital (approx. $4M). FFCI at this time does not have the resources to provide the necessary capital. The relationship with American Wireless is tenuous at the very best.

EMPLOYEES:

         The Company currently employs 35 full-time professionals.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

         The auditors concern in the 1997-98 audited financial statements are based on historical information as to the companies losses and limited revenue growth. To this end, the auditors talked with both major outside investors that committed to continuing to fund the company during the development stage. This discussion involved the amount of the commitment and the level of expectation from First Florida.

         The Company had revenue of $102,102 for the year ended December 31, 1998 as compared to $45,161 for the year ended December 31, 1997, an increase of $59,941 or 126%. Cost of sales were $96,662 for the 1998 period in comparison to $31,265 for the

1997 period, an increase of $65,397 or 209%. Operating Costs and Expenses were $791,731 for the year ended December 31, 1998 as compared to $225,933 for the year ended December 31, 1997, an increase of $565,798 or 2S0%.

         Net cash (used) in Operating Activities for the years ended December 31, 1998 and 1997 was ($483,441) and ($222) receptively. The change in cash from operating activities was $483,212.

         Net cash used in investing activities was ($4,986) and $425) for the years ended December 31, 1998 and 1997 respectively, reflecting a change of ($4,561). This was a result of an acquisition of furniture and fixtures from Paradise International.

         The Company's financing activities included proceeds from acquisitions in exchange for common stock and stock warrant conversions. The Company's financing activities resulted in net cash provided from the exercising of stock warrants in the amount of $500,600 for the year ended December 31, 1998. Their were no financing activities in period ending 1997. The Company's material capital commitments are the lease of Satcom3 Transponder 20 with Jones Space Holdings, the contractual obligation with Tiger eye for broadcast television stations, and 220SMR tower site rentals. The Company will be able to fund those capital commitments through its revenues from the Catalog Channel which includes the contract with the Video Catalog Channel and the deconstruction of tower sites which eliminates those tower site rentals. The Company believes it will be able to fund its short term cash needs through funds from operations and additional capital raising efforts which include the future registration of shelf stock, a secondary offering, and continued support from our current venture capitalist, Venture Capital USA.

         Net income (loss) increased from a loss of ($212,037) for the year ended December 31, 1997, to a net loss of ($786,291) for the year ended December 31, 1998, a change of ($574,254) or 270~. The increases in losses from December 31, 1997 to December 31, 1998 was the introduction and additions of cellular phone, paging services, and acquisition of one group of nine Alliance partnership 220 MHZ licenses and a second acquisition of 41 220 licenses and equipment from a non-operating specialized mobile radio company.

         The Company's management believes there is tremendous opportunity in these new sites and licenses, as well as a good fit with the strategic direction of combining like business in the wireless industry. The effect of these additional sites and licenses will be reflected in 1999. As the need for data delivery systems becomes more of a revenue factor in our SMR communications systems, we believe the revenue from using the systems from data will at some point in the future surpass the us of voice revenue. The FCC licenses allows for voice, paging, and data. The future of SMR is in the us of data transmission where there is little competition. Whereas in the voice market, the competition will always be with the cellular carriers. It is anticipated that Motorola and other manufacturers will begin to release data hardware onto the market during 1999 or the year 2000. It is also a distinct posiblity the company will find buyers for some of its SMR sites.

         At December 31, 1998, the Company had total assets of $4,204,594 and total liabilities of $416,447. The Company has working capital of $12,587 as of December 31, 1998, as compared to $414 as of December 31, 1997.

         The Company currently has had the following significant subsequent acquisition events in 1999:

         In January 1999, the Company acquired all the stock of MB Broadcasting, Inc., for shares of common stock. MB Broadcasting is a Utah cable television and TV production company.

         In March 1999, the Company acquired the net assets of Summit
            Advertising, which has been reformed as Summit Media and Production, for $100,000 in cash and shares of common stock. In so doing, the

            Company has been able to have the original Company stock returned and replaced in the Company treasury.

         In June 1999, the Company acquired LanSource, an Internet design and services company for shares of common stock, which as previously stated has been rescinded and all expenditures and stock have been replaced into the Company treasury.

         In June 1999, the Company acquired approximately 90% of American
            Wireless, a wireless cable and wireless Internet service provider for shares of common stock.

         In conjunction with the four 1999 acquisitions and subsequent events, the Company has received funding from two private sources as follows:

         1. $1.2 million as exercise of outstanding warrants, Venture Capital USA. In response to the Company's June 12, 1998, press release entitled, "First Florida Communications Inc. Acquires US $1.5 Million Expansion Funding", All communications with "International Index Savings Portfolio Ltd." Went through Venture Capital USA. Venture Capital USA was who we had the $1.5 Million dollar agreement with; "Index" was one agency that Venture Capital USA had a commitment from or with. Venture terminated their agreement with "Index" and continued to provide funds to FFCI as agreed on. There was only one agreement between FFCI and Venture Capital USA to provide $1.5 million dollars. The warrants were issued as per the Venture Capital USA agreement.

         2. $900,000 as exercise of warrants by Global Asset Management.

During the second quarter, 1999, the Company has also announced the

         1. Formation of a new subsidiary, The Catalog Channel, which first aired in September, 1999, using elements and management talent from all the recently acquired companies and the Company.

         2. The resignation of Paul Richard Bell, founder, as President and Chief Executive Officer and the appointment of Douglas Costa as President and Chief Executive Officer.

         The Company's management believes that with the recent capital infusions and the eminent launch The Cable Channel, the Company is positioned to greatly enhance its revenue growth and value during 1999.

Financial notes and explanations:

(1) The company earns revenues from various services and products. In regards to SAFAS 131, at the time we filed our original audit the only revenue producer was Paradise on a cash basis.

(2) Our revenue recognition policy as per APB OPINION 22 - as of 12-31-98 same as above.

(3)  Our comprehensive income/loss is the same as our net income/loss.

(4) [attached the '98 financial statements for Paradise] The Alliance group, the individual 220 SMR partnerships that we acquired had no financials and no revenues. For compliance, we verified their licenses and assets.

(5) In accordance with APB OPINION 16, paragraph 96, FFCI acquired the assets, net of liabilities of Paradise International Connection on October 1, 1998 in a transaction of 43,750 shares of common stock with a net valuation of $30,804, using the Purchase method of accounting. Acquisition price was $350,000 paid in the form of stock. The acquired company, Paradise, consisted of two small retail stores that sell communications products and services, based in Ft. Lauderdale, Broward County, Florida. As Paradise was a sole propriortership, prior to acquisition by FFCI, the financial statements presented for 1998 only include operations for the three months of October, November, & December, 1998. Goodwill of 319,195 was recognized and immediately written off. No contingent payments, options or commitments were specified or included in the agreement. Consideration (issuance of FFCI stock) was issued immediately following the transaction and no contingency period remains.

(6) FFCI accounted for the acquisiton of communication equipment and 41 FCC licenses from the MacMillan Bell Group, Inc. We recorded these assets at less than historical costs and reduced those assets by 25% as impaired assets since they were non-performing. FFCI was founded by Paul Richard Bell, JR with Paul Richard Bell, SR. being a majority stock holder of 2.6M shares for his sale of MacMillan Bell Assets to FFCI. FFCI had some SMR licenses and miscellaneous furniture, etc. at a value of less than $50,000.00.

(7)  As of December 1998, 1.2M warrants outstanding to Venture Capital USA.

(8) Our depreciating methods for fixed assets is as follows: Straight Line Depreciation for Office and tower equipment 3-5 years.

(9) The Company's accounting policy for assessing impairment based upon SFAS 121 is to amortize the FCC licenses over the life of the service for which they are issued by the FCC. The life expectancy is for 5 years and they are renewable with a new life term of an additional 5 years.

(10) The company believes it will need $5M over the next 12 months to continue to expand and implement its revenue sources. The Company has a commitment from Venture Capital USA to fund $5M based upon the company becoming a reporting company.

YEAR 2000 ISSUE:

         The primary business of the Company has become the Catalog Channel. GE Satcom3 transponder 20, which is leased from Jones Space Holdings, has informed the company they have reported to the FCC that they are in full compliance for the Y2K. Each television station that carries the company's broadcast must be in full compliance for Y2K based on their FCC license requirements.

         The company is involved in selling communications devices and services based in South Florida, USA. The company's principal markets are local, within 50 miles of Ft. Lauderdale, FL. The company is in the process of acquiring complementing business in other sections of the United States.

         FFCI's computer systems for accounting, administrative and sales are PC's with standard, off the shelf software (Microsoft) that is upgradable and compliant for Year 2000. These PC's are stand alone and not networked. 95% of FFCI's business is cash and carry, retail sales that are recorded the day of the transaction.

         The company's operating officer took a survey of major vendors and suppliers to determine if our major suppliers were able and capable to ship product, under adverse Year 2000 problems. FFCI determined that we could continue to place orders and receive orders on manually prepared paperwork, as long as communication devices are available. In the event of telecommunications failure, FFCI can procure locally the necessary materials to continue sales efforts. In the event of shipping company failures, FFCI can pick up materials, locally. All FFCI service centers that are currently operating are within driving distance of less that 50 miles from company headquarters.

         Repair parts and equipment can also be procured locally; with the same stipulations as noted above on materials for sales.'

         The company does not anticipate any material interruption, however, in a worse case scenario, the replacement of PC's and office software is estimated at less that $25,000. Replacement of other, outside software; used for service is estimated at less than $10,000. In the worse case scenario, this would materially effect sales efforts with a range of 0 to $22,000 per month. This would reflect a loss of an additional $264,000 if annualized. The company does not have a key IT assigned person, as duties are shared with several individuals.

         At present, the company does not have any material contracts with customers or suppliers, which represent any portion of sale greater than two percent. Risk considerations that can materially effect the company would be a complete collapse of telecommunications and utilities with regulated carrier infrastructure. The company believes this is highly unlikely.

ITEM 3. DESCRIPTION OF PROPERTY

         The Company's offices are located at 5625 South University Drive, Davie, Florida 33328. The lease ends December 1999, with a rent expense of $4,000 per month. The Company also leases retail store space under operating lease agreements. The future rental obligations for Paradise retail stores of the Company are as follows:

                                     Hollywood       Miramar
                           1999       11,800          4,800


         The Company also has certain tower rent obligations that were assumed as part of the acquisition of prior telecommunications tower rent liabilities. These tower rent leases are currently being renegotiated and revised to reflect the change of ownership and equipment on the sites. Towers are deconstructed when they are non-operational. At that time there can be no liens placed upon the communications equipment on that tower site.

PRINCIPAL STOCKHOLDERS

         The following table sets forth information concerning the beneficial owners of the Company's outstanding common stock as of October 20, 1999, with respect to the beneficial ownership of shares of Common Stock by (i) each person known by the Company to be the beneficial owner of more than five percent of the outstanding shares of Common Stock, (ii) each of the Company's directors, and
(iii) all executive officers and directors as a group. Unless otherwise indicated below, all persons listed below have sole voting and investment power with respect to their shares of Common Stock except to the extent that authority is shared by spouses under applicable law.

NAME AND ADDRESS                    AMOUNT AND NATURE OF
OF BENEFICIAL OWNER (1)          BENEFICIAL OWNERSHIP (2)    PERCENTAGE OF CLASS
--------------------------------------------------------------------------------
Paul Richard Bell, Sr.                     2,876,336                 34.5%
5625 South University Drive,
Davie, FL 33328

Christina Bell Landers                     1,000,000                   12%
5625 South University Drive,
Davie, Fl 33328

Douglas Costa                                232,397                  2.7%
5625 South University Drive,
Davie, FL 33328

Kent Whitesel                                 4,500                 .0005%
5625 South University Drive,
Davie, FL 33328

All executive officers and directors      4,113,233                  49.2%

(1) none of the aforementioned principal stock holders have a right to acquire any additional shares within the next 60 days.

(2) A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date of this Registration Statement upon the exercise of options or warrants. Each beneficial owner's percentage ownership is determined by assuming that options or warrants that are held by such person (but not those held by any other person) and which are exercisable within 60 days of the date of this Registration Statement have been exercised. Unless otherwise indicated, the Company believes that all persons named in the table have voting and investment power with respect to all shares of Common Stock beneficially owned by them.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The directors and executive officers of the Company, and significant employees of the Company are as follows:

      NAME                                           POSITION

Douglas Costa, Esq.                 Chief Executive Officer
Kent Whitesel                       Chief Financial Officer
Paul Richard Bell, Sr               Chairman of the Board
Christina Bell Landers              Secretary/Treasurer
Ronald Stull                        General Manager Paradise Paging - SMR
Wayne Wiggins                       General Manager Summit Media and Production
Nyhl Henson                         Consultant

         All directors will serve until the next annual meeting of Shareholders, which is anticipated to occur in February, 2000.

DOUGLAS COSTA, ESQ. has served as CEO and President since March 1999. He is a practicing attorney and an educator. He was and is licensed to practice law in Florida in 1990 and Washington D.C. in 1992. From the years 1986-1994 he worked as an adult and community school administrator supervising over 90 employees and an assistant high school administrator supervising over 120 employees being responsible for finances, budgeting, personnel, and supervision. He worked with the law firm of Latona and Isenberg which specialized in corporate law and SEC litigation from 1990-1994. He specialized as a sol practitioner from 1994-1999 in the areas of corporate law, employment law, business law, family law, immigration law, and general litigation. His private practice has grown to two associates and three additional employees. He was corporate counsel for MacMillan Bell Group, Inc. from 1997. He served as corporate attorney for FFCI since May 1998 during which time he assisted in negotiation, formation, and construction of all of the company's mergers. He also incorporated the various subsidiaries within the company. As a member of the FFCI board of directors since May 1998. His degrees are from the University of Florida (BA-1970), Nova University (MS-1984), and the University of Miami School of Law (JD-1990).

KENT WHITESEL has served as the CFO for the Company since October 1998. Prior to joining the Company, he was the CFO for a major shipping line with 17 subsidiaries. His background includes controllership with a major NYSE firm and audit and accounting work with one public companies. He has an MBA-1988 (Finance) from the University of Southern California and a MA-1982 (Accounting) form the University of Redlands and his BA-1978 from Southern Utah State College.

PAUL RICHARD BELL, SR has an extensive background in education, business, advertising and marketing, He received his BS.Ed degree in 1972 and his M.Ed. degree in 1973 from the University of Arkansas. From 1973-1976 he was employed as an instructor, then Assistant Professor in the School of Systems Science at the Arkansas Tech. University. His responsibilities involved teaching media and film production as well as general courses in recreation and park management. Mr. Bell has served with the National Board of YMCA's to develop new YMCA's in local communities. From 1981-1994 he worked in the commodity industry as a broker and later as a manager responsible for advertising and marketing. During this time he was involved in a litigation between the Commodity Future Trading Commission and his employer, JCC Inc. and its principals. (Attached) In 1993, he founded MacMillan Communications, Inc. specializing in the wireless communications industry. In 1994, he was one of the founders of Media Response, a national advertising company specializing in radio and television. He was responsible for generating revenues of over $4M annually. In 1998, he was one of the original founders of Summit Advertising Group. He became a director and Chairman of the Board and CEO of FFCI in June of 1998. He resigned as CEO in March of 1999. He is the father of Christina Bell Landers the company's secretary/treasurer.

CHRISTINA BELL LANDERS is one of the Company's original founders. She was one of the founders of Highland Bell Collectibles specializing in rare coins and sports memorabilia where she supervised 5 employees and was responsible for purchases and advertising. She produced and directed "Financial Focus" a two hour national radio talk show (1989-1992). She is the daughter of the chairman of the Board, Paul Richard Bell, Sr. She began serving as a corporate officer for the Company in May June 1999.

RONALD STULL has been in charge of the SMR and Paradise Cellular and paging Divisions since August 1998. Prior to joining the Company, he was a manager in radio tower site business and two way radio sales. He is a communication engineer with various positions with Motorola over a 10 year period in their two way radio and paging business. He received an AS-1978 in engineering from South Georgia Tech. He worked as a site engineer for Industrial Communications in North Miami Florida for 5 years starting in 1993.

WAYNE WIGGINS has won Emmys for his work as a producer/director in the television industry. He brings more than 20 years of experience in media production and advertising. His career includes CBS television and numerous national and international productions and infomercials. He won two television Emmy and over 71 "addys" which are the advertising equivalent to an Emmy or Oscar. During his career with CBS he worked as a camera and lighting director from 1968-1984, from 1970-1971 he managed a staff of 12, from 1971-1984 he was the technical director of various programs (NFL Football, Baseball, Hockey, NBA Basketball, soap operas, game shows, and special programs),and from 1984-1989 he worked for R.W. Reynolds, Inc. in advertising/freelance director of sporting, live programming, and news events. In 1991 he wrote the screen play "Bop" for Orion Pictures which featured Rodney Dangerfield Mr. Wiggins joined Summit Advertising in June 1999. He earned a BA from the University of South Florida in mass communication and marketing.

NYHL HENSON began working as a consultant with the Catalog Channel for FFCI in August 1999. Mr. Henson has an extensive background in TV programming gaining his background while working for Warner Communications. He created one of the earliest TV shopping formats "TeleAuction". In 1979 Henson became Director of Satellite Communications and launched "The Movie Channel". In the 1980's Henson was instrumental n the creation of "Nickelodeon". After leaving Warner, Henson produced the first pay-per-view events.

         All directors hold office until the next annual meeting of stockholders and until thelr successors have been elected and qualified, subject to death resignation or removal from office prior to such time.

ITEM 6. EXECUTIVE COMPENSATION

         The following table sets forth the total corporate officers and general managers of the Company remuneration to be paid to the

                            ANNUAL COMPENSATION ARE!

NAME AND                                                OTHER ANNUAL
PRINCIPAL POSITION      YEAR      SALARY       BONUS    COMPENSATION   TOTAL
------------------------------------------------------------------------------
Douglas Costa           1999      $ll7,700      $-0-      $ 4,200     $l21,900
Corporate Counsel
President & CEO

Paul Richard Bell       1999      $150,000      $-0-         $-0-     $150,000
Chairman & Consultant


Kent Whitesel           1999       $90,000      $-0-         $-0-      $90,000
CFO

Christina Landers       1999       $52,000      $-0-         $-0-      $52,000
Secretary/Treasurer

Wayne Wiggins           1999       $39,000      $-0-         $-0-      $39,000
General Manager

Ronald Stull            1998       $60,000      $-0-         $-0-      $60,000
General Manager


         There is not at present any compensation paid to directors of the Company in their capacity as such.

         The Company does not at this time have a stock option plan or other incentive compensation plan.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED  TRANSACTIONS

         On January 15, 1998, the Company purchased the license, equipment, and site rights for the Miami, Florida license owned by MacMillan Bell Group, Inc. for a total of 500,000 shares of company stock at $1.00 pr share. The Company acquired 40 of its 220 SMR licenses from MacMillan Bell Group, Inc. on May 26, 1998, which included all equipment on the individual tower cites for a total of 3,710,526 shares of restricted common FFCI stock based on a $1.00 pr share value. The principals of MacMillan Bell Group, Inc. were Paul Richard Bell, Sr. and Christina Bell.

         At various times Mr. Bell has advanced monies to the Company as shareholder loans. Terms of the loan were at 9% interest with open ended payback terms.

ITEM 8. DESCRIPTION OF SECURITIES.

GENERAL

         As of the date of this Registration Statement, the authorized capital stock of the Company consists of 20,000,000 shares of Common Stock, $.0001 par value, of which 8,251,749 shares are outstanding. The following description of the securities of the Company and certain provisions of the Company's Articles of Incorporation and By-Laws, each as amended, is a summary and is qualified in its entirety by the provisions of the Articles of Incorporation and By-Laws as currently in effect.

COMMON STOCK

         Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders, including the election of directors. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election if they choose to do so. The Articles of Incorporation does not provide for cumulative voting for the election of directors. Holders of Common Stock will be entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor, and will be entitled to receive, pro rata, all assets of the Company available for distribution to such holders upon liquidation. Holders of Common Stock have no preemptive, subscription or redemption rights.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

MARKET PRICE

         The Company's Common Stock has been quoted on the Over The Counter Bulletin Board since September 1997 under the symbol "FFCI". The following table set forth, the high and low bid prices for the Common Stock for the quarters indicated. The quotations represent bid between dealers and do not included retail mark-up, mark-down or commissions, and do not represent actual transactions.

                                      HIGH BID                 LOW BID

Third Quarter 1998                     9-1/8                     4

Fourth Quarter l998                    9-1/8                     2

First Quarter 1999                     5-7/8                     2

Second Quarter 1999                   15-5/8                     4

         At the date of this Registration Statement there were 840 holders of record of 8,251,749 shares of Common Stock, including holders which maintain their ownership in "Street Name."

DIVIDENDS

         The Company anticipates that for the foreseeable future, earnings will be retained for the development of is business. Accordingly, the Company does not anticipate paying dividends on the Common Stock in the foreseeable future. The payment of future dividends will be at the sole discretion of the Company's Board of Directors and will depend upon other factors of the Company and general business conditions.

ITEM 2. LEGAL PROCEEDINGS

         To the best of the Company's knowledge, there is no threatened or pending litigation. There are no law suits filed by holders of securities of FFCI.

         In an article dated March 8, 1999, it was reported that Mr. Bell offered shares of the Company's stock to investors of his failed businesses pursuant to a law suit. Mr. Bell was personally offering his own shares of FFCI stock to individuals on a personal basis for equitable consideration (ie: 220 SMR license partnerships) which was not related to any securities litigation. The article also stated that Mr. Bell was considering filing a defamation suit against the parties who initiated the article; these were not only NOT investors but not even stock holders or associated with FFCI in any way. Pursuant to both a business and legal decision, Mr. Bell decided not to proceed with any further litigation. The initial suit which was the basis for the original article was dismissed by the Circuit Court of the 15th Judicial Circuit of Palm Beach, FL.

ITEM 3. CHANGES IN THE DISAGREEMENTS WITH ACCOUNTANTS

None

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

         a.  Venture Capital USA
             1. Issuance of 1,500,000 stock warrants in May 27, 1998 @ $1 ea.

         b.  Richard Bell and Christina Bell
             1. Issuance of 3,735,526 shares in connection with the acquisition of licenses and equipment from MacMillan Bell Group, Inc. in May 1998.

         c.  Nine separate partnerships referred to as the "Alliance"
             1. Issuance of 333,132 shares in connection with the acquisition of
                SMR licenses and equipment from various individual partnerships Dec. 1998.

         d.  Ed and Sharon Pudliner
             1. Issuance of 43,750 shares in connection with the acquisition of
                Paradise International Connection, Inc. in Oct. 1998.

         e.  Brent Minor - 224,894 and Wallace Brazzeal - 225,600
             1. Issuance of 350,000 shares in connection with the acquisition of
                MB Broadcasting Inc. in Jan. 1999.

         f.  Chris Boutchie and Richard Bell
             1. Issuance of 280,000 shares in connection with the acquisition of the assets of Summit Advertising Group in March 1999.

         g.  Jeff Carpenter, Mark Stauffer, Nick Belnap, and Tracy Peek = 85,714
             1. Issuance of stock in connection with the acquisition of
                LanSource Inc. in June 1999. This sale was recinded and all stock was returned to the company as discussed elsewhere in this document.

         h.  American Wireless shareholders 1,200,000
             1. Issuance of stock in connection with the acquisition of American
                Wireless in May 1999.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Chapter 607 of the Florida Statutes provides for the indemnification of officers and directors under certain circumstances against expenses incurred in successfully defending against a claim and authorizes Florida corporations to indemnify their officers and directors under certain circumstances against expenses and liabilities incurred in legal proceedings involving such persons because of their being or having been an officer or director.

         Section 607.0850 of the Florida Statutes permits a corporation, by so providing in its certificate of incorporation, to eliminate or limit director's liability to the corporation and its stockholders for monetary damages arising out of certain alleged breaches of their fiduciary duty. Section 607,0850 provides that no such limitation of liability may affect a director's liability with respect to any of the following: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not made in good faith or which involve intentional misconduct of knowing violations of law; (iii) liability for dividends paid or stock repurchased or redeemed in violation of the Florida General Corporation Law or (iv) any transaction from which the director derived an improper personal benefit. Section 607 does not . authorize any limitation on the ability of the corporation or its stockholders to obtain injunctive relief, specific performance or other equitable relief against directors.

         Article IX of the Company's Articles of Incorporation and the Company's By-laws provide that all persons who the Company is empowered to indemnify pursuant to the provisions of Section 607 of the Corporation laws of the State of Florida (or any similar provision or provisions of applicable law at the time in effect), shall be indemnified by the Company to the full extent permitted thereby. The foregoing right of indemnification is not deemed to be exclusive of any other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of stockholders or disinterested directors, or otherwise.

         Article IX of the Company's Articles of Incorporation provides that no director of the Company will be personally liable to the Company or its stockholders; provided by the full extent of the law with the exception of (i) for any monetary damages for breaches of fiduciary duty of loyalty to the Company or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under
Section 607 of the Florida Statutes, or (iv) for any transaction from which the director derived an improper personal benefit.

                                   Signatures

         In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, "hereunto duly authorized.

Date: October 22, 1999

                           First Florida Communications, Inc.

                               By: /S/ DOUGLAS COSTA
                               --------------------------------
                               Douglas Costa, President & CEO
                               (Principal Executive Officer)

         Pursuant to the requirements of the Securities Exchange act of 1934, this registration statement has been signed below by the followings persons on behalf of the registrant and in the capacities and on the dates indicated.

                                   By: /S/ DOUGLAS COSTA
Date: October 22, 1999             ---------------------------------------------
                                   Douglas Costa, President & CEO


                                   By: /S/ PAUL RICHARD BELL
Date: October 22, 1999             ---------------------------------------------
                                   Paul Richard Bell, Sr., Chairman
                                   Of the Board of Directors


                                   By: /S/ KENT WHITESEL
Date: October 22, 1999             ---------------------------------------------
                                   Kent Whitesel, Chief Financial Officer


                                   By: /S/ CHRISTINA LANDERS
Date: October 22, 1999             ---------------------------------------------
                                   Christina Landers, Secretary/Treasurer.

                       FIRST FLORIDA COMMUNICATIONS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                TABLE OF CONTENTS

                                                             PAGE

Independent Auditor's Report                                   1

Financial Statements

          Balance Sheet                                        2

          Statements of Operations and Accumulated Deficit     3

          Statements of Changes in Shareholders' Equity        4

          Statements of Cash Flows                             5

Notes to Financial Statements                                  6-10

                              BAUM & COMPANY, P.A.
                          CERTIFIED PUBLIC ACCOUNTANTS
                        1515 UNIVERSITY DRIVE - SUITE 209
                          CORAL SPRINGS, FLORIDA 33071
                                 (954) 752-1712

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of First Florida Communications, Inc.

We have audited the accompanying balance sheets of First Florida Communications Inc. (A Development Stage Company) as of December 31, 1998 and the related statements of income and accumulated deficit, stockholders equity and cash flows for the years ended December 31, 1998, and 1997 and cumulative totals for development stage operations from April 1, 1996 (date of inception) through December 31, 1998. These financial statements are the responsibility of the Company's management, Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Florida Communications, Inc. (A Development Stage Company) as of December 31, 1998 and the results of its operations and its cash flows for the years ended December 31, 1993 and 1997 and cumulative totals for development stage operations from April 1, 1996 (date of inception) through December 31, 1998 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9 of the financial statements, the Company has suffered losses from operations has nominal revenue stream, and has significant non-productive assets, which substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustment that might result from the outcome of this uncertainty.

/s/ Baum & Company, P.A.

April 29, 1999
Coral Springs, Florida

                       FIRST FLORIDA COMMUNICATIONS, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                                  BALANCE SHEET
                                DECEMBER 31, 1998

                                     ASSETS

Crent Assets:

     Cash and Cash Equivalents (Note l)                              $   12,587
Inventory (Note 1)                                                        7,859
             Total Current Assets                                        20,439

Fixed Assets:
    Property, Plant and Equipment (Notes 4 and 6)
         (Net of accumulated depreciation of $3,852)                  2,736,596

Other Current Assets:
       Deposits                                                           1,977

FCC Licenses (Note 7)

     (Net of accumulated amortization of $29,418)                     1,445,582

      Total Other Current Assets                                      1,447,559

      Total Assets                                                   $4,204,594

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
      Accounts Payable & Accrued Expenses                            $  368,707
      Advances from stockholder (Note 8)                                 47,740

              Total Current Liabilities                                 416,447

              Total Liabilities                                         416,447

Shareholders' Equity:

      Common Stock, $,0001 par value; 7,500,000
      shares authorized; 4,313,610 shares issued
            and outstanding                                                 431
      Additional Paid in Capital                                      4,826,403
      Accumulated Deficit in the Development Stage                   (1,038,687)



      Total Shareholders' Equity                                      3,788,147

      Total Liabilities and Shareholders' Equity                     $4,204,594

               See Accompanying Notes to the Financial Statements

                       FIRST FLORIDA COMMUNICATIONS, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT
               FOR THE YEARS ENDED DECEMBER 31, 1937 AND 1998 AND CUMULATIVE TOTALS FOR DEVELOPMENT STAGE OPERATIONS
           FROM APRIL 1, 1996 (DATE OF INCEPTION) TO DECEMBER 31, 1998

                                                                              DEVELOPMENT STAGE
                                       YEAR ENDED                               YEAR ENDED
                                   DECEMEER 31, 1997   DECEMEER 31, 1998      DECEMBER 31, 1998
 Revenues:
          Sales (Note 1)              $     45,161         $   102,102             $    147,261

             Cost of Sales                  31,265              96,662                  127,927

             Gross Profit                   13,896               5,440                   19,336

     Operating Costs and Expenses

     Selling, General &
        Administrative                     225,933             791,731                1,058,023



      Net (Loss) Before Provision
For Income Taxes                          (212,037)           (786,291)              (1,038,687)

Provision For Income Taxes (Note 3)              0                   0                        0


Net (Loss)                                (212,037)           (786,291)              (1,038,687)


 Accumulated Deficit - Beginning
 of Year                                   (40,359)           (252,396)


Accumulated Deficit - End cf Year       $ (252,396)        $(1,038,687)            $(1,038,6971

Income (alas) Per Common Share          $    (2.70)        $      (,62)            $      (3.06)


Weighted Average
  Common share Outstanding                  93,429           1,666,186                  339,092


               See Accompanying Notes to the Financial Statements

                       FIRST FLORIDA COMMUNICATIONS, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1998
             AND CUMULATIVE TOTALS FOR DEVELOPMENT STAGE OPERATIONS
           FROM APRIL 1, 1996 (DATE OF INCEPTION) TO DECEMBER 31, 1998

                                                                               ACCUMULATED
                                COMMON STOCK             ADDITIONAL              DURING THE
                            -------------------            PAID-IN              DEVELOPMENT
                            SHARES       AMOUNT            CAPITAL                 STAGE
                            ------       ------          ----------            ------------

 December 31, 1996          81,273       $   8            $ 240,912             $   (40,359)

 Common Stock
 Issued for Services        18,225           2               91,124

 Net (Loss) For the Year                                                           (212,037)

 December 31, 1997          99,504          10              332,036                (252,396)

 Stock Retired            (196,302)        (20)                  20

 Stock Issued for Asset
 Acquisition (Note 4)    4,112,408         411            4,194,377

       Stock Warrant
Conversions (Note 5)       300,000          30              299,970

Net (Loss) For the Year                                                            (786,291)

December 31, 1998        4,313,610       $ 431          $ 4,826,403             $(1,038,687)


See Accompanying Notes to the Financial Statements

                       FIRST FLORIDA COMMUNICATIONS, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
               FOR THE YEARS ENDED DECEMBER 31, 1997 ANN 1998 AND
             CUMULATIVE TOTALS FOR DEVELOPMENT STAGE OPERATIONS FROM
             APRIL 1, 1996 (DATE OF INCEPTION) TO DECEMBER 31, 1998

                                     YEAR ENDED             YEAR ENDED            DEVELOPMENT STAGE
                                    DECEMBER 31,            DECEMBER 31,           APRIL 1, 1996 TO
                                        1997                   1998              DECEMBER 31, 1998
CASH FLOWS FROM OPERATING ACTIVITIE'

  Net Income (Loss)                  $ (212,037)             $ (786,291)             $(1,038,687)
  Adjustments to Reconcile Net
  Income (Loss) to Cash Used In
  Operating Activities

  Depreciation                            - 0 -                   3,852                    3,852
  Amortization                            - 0 -                  29,418                   29,418
  Common Stock Issued For Services       91,124                   - 0 -                   91,124
  Changes in Working Capital:
  Accounts Receivable                    88,049                 120,142                    - 0 -
  Accounts Payable                       11,893                 131,187                  146,030
  Advances Payable                       20,749                  18,251                   47,740
                                     ----------                --------               ----------

Net Cash Provided (Used) in
 Operating Activities                      (222)               (483,441)                (720,523)

 CASH FLOWS (USED) IN INVESTING ACTIVITIES:
 Acqusition of Fixtures &
 Equipment                                 (425)                 (4,986)                  (8,411)

 Net Cash (Used) in Investing
 Activities                                (425)                 (4,986)                  (8,411)

CASH FLOWS FROM FINANCING ACTIVITIES
          Proceeds of stock issued                                                       240,921
          Proceeds from acquisitions in
          exchange for common stock          --                 200,600                  200,600

 Stock Warrant Conversions                   --                 300,000                  300,000

 Net Cash Flows from Financing Activities - 0 -                 500,600                  741,521


NET INCREASE (DECREASE) IN CASH            (647)                 12,173                   12,587
          AND CASH EQUIVALENTS

CASH AND CASH EQUIVALENTS                 1,061                     414                      -0-
          BEGINNING OF YEAR

 END OF YEAR                         $      414                $ 12,587               $   12,587
                                     ==========                ========               ==========

 CASH PAID FOR INTEREST EXPENSE           - 0 -                   - 0 -                    - 0 -

CASH PAID FOR INCOME TAX                  - 0 -                   - 0 -                    - 0 -

                    See Accompanying Notes To The Financial Statements

                       FIRST FLORIDA COMMUNICATIONS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         NATURE OF OPERATIONS

         First Florida Communications, Inc., (the Company) was incorporated in the State of Florida on April 1, 1996 to acquire FCC licenses, broadcast rights, and provide services to sell equipment in the wireless communication industry. (The Company is still in the development stage). The majority of the company's assets are for the "220 Megahertz" specialized mobile radio and paging business.

         The accompanying financial statements reflect the application of certain significant accounting policies as described below and elsewhere in the accompanying financial statements and notes.

A.       USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results can differ from those estimates.

B.       CASH AND CASH EQUIVALENTS

         Cash and cash equivalents include cash on hand, cash in banks, and any highly liquid investments with a maturity of three months or less at the time of purchase.

         The Company maintains cash and cash equivalent balances at several financial institutions which are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 1998 there is no concentration of credit risk from uninsured bank balances.

C.       INVENTORIES

         Inventories (stated at the lower of cost of market) are primarily cellular telephones, beepers, ancillary products and communication parts.

D.       DEPRECIATION

         Furniture, fixtures and leasehold improvements are carried at cost. Communications equipment, acquired for common stock, is carried at estimated fair market value. Depreciation of property is provided for based on estimated useful lives (generally 3 to 10 years) using straight line methods.

                       FIRST FLORIDA COMMUNICATIONS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         E.) AMORTIZATION

             The PCC licenses are being amortized over a twenty-year period using the straight line method.

         F.) EARNINGS (LOSS) PER SHARE

             Primary earnings per common share are computed by dividing the net income (loss) by the weighted average number of shares of common stock and common stock equivalents outstanding during the year. The number of shares used for the fiscal years ended December 31, 1998 and 1997 were 1,666,186 and 93,429, respectively. Common stock equivalents were not used due to their delusive effects.

NOTE 2 - INCOME TAXES

             In February 1992, the Financial Accounting Standards Board issued Statement of Financial Standards 109 of "Accounting for Income Taxes." Under FASB 109, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The Company has net operating losses (NOL's) of approximately $1,00,000 expiring in the years 2011 through 2013.

                       Deferred tax benefit      $ 318,000
                       Valuation allowance        (318,000)

                               Net Benefit          -0-

             Due to the uncertainty of utilizing the NOL and recognizing the deferred tax benefit an offsetting valuation allowance has been provided.

NOTE 3 - LEASES

             The Company leases office and retail store space under operating lease agreements. The future minimum rental obligations of the Company are as follows:

                             1999:             $ 66,000

                             2000:             $ 22,000


             The Company has renewal options on these leases at their discretion.

                       FIRST FLORIDA COMMUNICATIONS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

NOTE 3 - LEASES      (CONTINUED)

             As part of the acquisition of communications equipment, the Company assumed approximately $206,000 of prior telecommunications tower rent liabilities. As of December 31, signed or renewed any new tower rental agreements. Due to the arrearages of tower rents, the Company is at risk of seizure of their communications equipment located at numerous locations. A reserve for contingent liabilities related to the unpaid tower rents was accrued for $100,000 at December 31, 1998.

             The tower leases above are currently being renegotiated and revised to reflect the change of ownership of the equipment on the site.

NOTE 4 - ACQUISITIONS

             In January 1998 and May 1998, the Company acquired "220 Megahertz' communication equipment and 41 FCC licenses, net of outstanding liabilities, from the Macmillan Bell Group, Inc. for the issuance of 3,735,526 restricted common shares. (Related party transaction).

             In October 1998, the Company acquired from Nine (9) separate partnerships (collectively referred to as '.The Alliance") 220 Megahertz communications equipment and FCC licenses, net of liabilities, via the issuance of 333,132 common shares, at a valuation of $1,080,000.

NOTE 5 - CAPITAL TRANSACTIONS

         A.) On May 27, 1998, the Company issued 1,500,000 stock warrants which expire on May 27, 2000 for the right to, purchase common stock at $1.00 per share. No consideration was given for these warrants. As of December 31, 1998, the warrant holder paid on behalf of the Company $300,000 of operating expenses, thus received 300,000 shares of common stock.

         B.) On May 4, 1998, the Company declared a 1:20 reverse stock split.
             Accordingly, all share and per share data has been retroactively restated.

                       FIRST FLORIDA COMMUNICATIONS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

NOTE 6 - FIXED ASSETS

         Property, plant and equipment consists of:

                 Communications equipment      $2,710,000
                 Furniture and fixtures            30,448
                                               ----------
                                                2,740,448

         Accumulated depreciation                   3,852
                                               ----------
                                               $2,736,596

NOTE 7 - FCC LICENSES

         The Company owns fifty (50) FCC licenses, in 47 cities for "220 Megahertz" communications activities, that are renewable annually. The $1,475,000 valuation of these licenses is being amortized over twenty years. As of December 31, 1998 $29,418 has been amortized.

         Possession to these licenses were acquired via various acquisitions as noted in Note 4 and the Company is currently transferring the licenses on the Federal Communications Commission's records into the name of the Company.

NOTE 8 - RELATED PARTY TRANSACTIONS

         The Company acquired Federal Communication licenses and "220 Megahertz" communications equipment from the MacMillan Bell Group, Inc., (See Note
         5). The sole stockholder of this corporation was a Director and former Chief Executive Officer of the First Florida Communications, Inc., and is the father of the principle shareholders of the Company.

         This related party has advanced the Company $26,542 as of December 31, 1998. These advances are unsecured, non-interest bearing and has no repayment scheduled.

NOTE 9 - GOING CONCERN CONSIDERATIONS

         The Company has incurred losses from inception in excess of $1,000,000 and has never shown a profit. Due to the Company's nominal cash flow and lack of Productive assets its ability to meet current obligations is in doubt. Additionally, the negative working capital at December 31, 1998 of $396,000 raise substantial doubt as to its ability to continue as a going concern. Management has advised us that a venture capital company has expressed an interest of infusing equity capital into the company and that new acquisitions will provide liquidity (Note 10) and needed cash flow.

                       FIRST FLORIDA COMMUNICATIONS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

NOTE 10 - SUBSEQUENT EVENTS

         In January 1999, the Company acquired all the stock of M. B. Broadcasting, Inc., for 350,000 shares of common stock valued at $10 per share for a purchase of $3,500,000. M. B. Broadcasting, Inc., is primarily a Saint George, Utah cable television station and T.V. production company.

         In March 1999, the Company acquired for $1,500,000 the net assets of Summit Advertising Group, a Fort Lauderdale, Florida advertising agency. The purchase price consideration was $100,000 in cash and 280,000 shares of restricted common stock.

                                    PART III

ITEM 2. INDEX TO EXHIBITS.

EXHIBIT NO.           DESCRIPTION OF DOCUMENT
--------------------------------------------------------------------------------
3.1           Form of Amended and Restated Articles of Incorporation

3.2           By-Laws, as amended [3-6]

4.1           Form of Common Stock Certificates

4.2           Acquisition Agreements

              A.  Corporate Resolutions
              B.  MB Broadcasting (Sample of Stock Purchase 1 of 7)
              C.  Catalog Channel, Inc.
              D.  Summit Advertising Group, Inc.
              E. Alliance (Sample of Agreements with 1 if 9 separate and individual 220 SMR partnerships)
              F.  American Wireless (Sample of Stock Purchase Agreement 1 of 35)
              G.  Paradise International Connections, Inc.
              H.  LanSource, Inc. (Sample of Stock Purchase Agreement 1 of 4)

4.3           Jones Space Holdings Transponder Agreement

4.4           Video Catalog Agreement

4.5           LanSource Recision Agreement

4.6           Tiger eye Contract

4.7           Tiger eye Station Affidavits (airing times and dates)

4.8           Motorola Agreement

5.1           Paul Richard Bell CFTC litigation explanation

6.1           Paradise International Connection, Inc. Financials

                               INDEX TO EXHIBITS.

EXHIBIT NO.           DESCRIPTION OF DOCUMENT
----------            -----------------------
   3.1           Form of Amended and Restated Articles of Incorporation

   3.2           By-Laws, as amended [3-6]

   4.1           Form of Common Stock Certificates

   4.2           Acquisition Agreements

                 A.  Corporate Resolutions
                 B.  MB Broadcasting (Sample of Stock Purchase 1 of 7)
                 C.  Catalog Channel, Inc.
                 D.  Summit Advertising Group, Inc.
                 E. Alliance (Sample of Agreements with 1 if 9 separate and individual 220 SMR partnerships)
                 F.  American Wireless (Sample of Stock Purchase
                     Agreement 1 of 35)
                 G.  Paradise International Connections, Inc.
                 H.  LanSource, Inc. (Sample of Stock Purchase Agreement 1 of 4)

   4.3           Jones Space Holdings Transponder Agreement

   4.4           Video Catalog Agreement

   4.5           LanSource Recision Agreement

   4.6           Tiger eye Contract

   4.7           Tiger eye Station Affidavits (airing times and dates)

   4.8           Motorola Agreement

   5.1           Paul Richard Bell CFTC litigation explanation

   6.1           Paradise International Connection, Inc. Financials